UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Subject Company)

P.F. CHANG’S CHINA BISTRO, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

69333Y108

(CUSIP Number of Class of Securities)

Richard L. Federico

Chief Executive Officer

P.F. Chang’s China Bistro, Inc.

7676 East Pinnacle Peak Road

Scottsdale, Arizona 85255

(480) 888-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Cameron Jay Rains, Esq.

Jeffrey C. Thacker, Esq.

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

(858) 677-1400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 11 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by P.F. Chang’s China Bistro, Inc., a Delaware corporation (the “Company”), on May 15, 2012, and amended on May 17, 2012, May 21, 2012, May 22, 2012, May 24, 2012, May 25, 2012, June 1, 2012, June 4, 2012, June 8, 2012, June 18, 2012 and June 20, 2012. The Statement relates to the cash tender offer by Wok Acquisition Corp., a Delaware corporation (the “Purchaser”), and an indirect wholly-owned subsidiary of Wok Parent LLC, a Delaware limited liability company (“Parent”), which is controlled by Centerbridge Capital Partners II, L.P., a Delaware limited partnership (“Centerbridge”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $51.50 per share, net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2012, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Centerbridge and certain of its affiliates, including Purchaser and Parent, with the SEC on May 15, 2012.

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by inserting the following sentences at the end of the first paragraph of the sub-section entitled, “Arrangements with Current Executive Officers and Directors of the Company—Director Compensation”:

“The cash portion of the annual retainer is paid in quarterly installments, and our directors have received their first quarterly installment for 2012. Upon completion of the Offer and Merger, the Company’s directors as a group would become entitled to receive the unpaid balance of the cash portion of their 2012 annual retainer, the total amount of which is $416,250.”

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by replacing the last sentence of the first paragraph of the sub-section entitled “Arrangements with Current Executive Officers and Directors of the Company—Director Compensation—2012 Director Equity Awards—Director Restricted Stock Units” with the following:

“This cash amount, less required withholding taxes, will be paid within 10 business days after the merger closing date or, to the extent applicable, at such other time as the director may have elected.”

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by replacing the table at the end of the sub-section entitled, “Arrangements with Current Executive Officers and Directors of the Company—Director Compensation” with the following:

Name	2012 Cash Retainer ($)	Pre-2012 Options ($)	Pre-2012 SARs ($)	Pre-2012 Director RSUs ($)	Pre-2012 Director RCUs ($)	2012 Director RSUs ($)	Dividend Equivalents ($)	Total ($)
Kerrii B. Anderson	65,625	0	70,600	279,027	0	114,021	2,099	531,372
Lesley H. Howe	73,125	441,705	0	366,938	132,664	127,051	3,346	1,144,829
Dawn E. Hudson	65,625	0	9,042	311,112	0	114,021	2,270	502,070
M. Ann Rhoades	69,375	773,519	0	402,627	178,551	120,562	3,747	1,548,381
James G. Shennan, Jr.	76,875	413,740	0	385,684	139,462	133,591	3,518	1,152,870
Kenneth J. Wessels	65,625	382,619	194,298	546,364	0	114,021	3,526	1,306,453

ITEM 8.	ADDITIONAL INFORMATION

Item 8, “Additional Information,” is hereby amended and supplemented as follows:

The last sentence of the first paragraph under the heading “Additional Information—Litigation” is hereby replaced with the following:

“On May 21, 2012, the plaintiff filed an amended complaint to include, among other allegations, allegations that the members of the board of directors breached their fiduciary duties on the grounds that the proxy statement and the Statement purportedly omitted material information and misstated other information. On May 29, 2012, plaintiff filed a Motion for Limited Expedited Discovery, seeking a court order requiring the Company and the other defendants to produce certain documents and make certain witnesses available for depositions on an expedited basis. On June 7, 2012, the Company and the other defendants filed oppositions to plaintiff’s Motion for Limited Expedited Discovery. On June 7, 2012, plaintiff filed an Ex Parte Application for a Temporary Restraining Order seeking an order from the court enjoining the closing of the Offer, which plaintiff withdrew on June 8, 2012. On June 8, 2012, the court held oral argument on plaintiff’s Motion for Limited Expedited Discovery. On June 20, 2012, the Court entered an order denying plaintiff’s Motion for Limited Expedited Discovery finding, among other things, the plaintiff failed to show the claims are sufficiently colorable or that there is a sufficient possibility of irreparable injury to him to warrant the substantial burden imposed on the defendants, the public and the court by expedited discovery.”

The last sentence of the second paragraph under the heading “Additional Information—Litigation” is hereby replaced with the following:

“On May 17, 2012, the plaintiff in Jeanty v. Anderson et al., filed an amended complaint to include, among other allegations, allegations that the members of the board of directors breached their fiduciary duties on the grounds that the proxy statement and the Statement purportedly omitted material information and misstated other information.”

The third sentence of the third paragraph under the heading “Additional Information—Litigation” is hereby replaced with the following:

“The complaint alleges that the members of the Company Board breached their fiduciary duties to the Company’s stockholders by, among other things, agreeing to sell the Company to Centerbridge Partners, L.P. for an inadequate price and pursuant to an unfair process, omitting material information and misstating other information in the proxy statement and the Statement, and acting to put their personal interests ahead of the interests of the Company’s stockholders.”

The following is hereby added to the end of the third paragraph under the heading “Additional Information—Litigation”:

“On May 24, 2012, the Company filed a Motion to Proceed in One Jurisdiction, Dismiss or Stay Litigation in Other Jurisdiction, and Organize Counsel for the Putative Class (the “Single Jurisdiction Motion”). In response to the Single Jurisdiction Motion, on June 4, 2012, plaintiff’s counsel submitted a letter to the court explaining that plaintiff reached an agreement with the plaintiffs’ counsel in the above referenced actions pending in the Superior Court of the State of Arizona, County of Maricopa (the “Arizona Actions”) to litigate alongside the plaintiffs in the Arizona Actions and requesting dismissal of the Coyne action. On June 6, 2012, the Court of Chancery in the State of Delaware entered an order dismissing the Coyne action without prejudice.

Requests for consolidation of the Arizona Actions and appointment of co-lead counsel and liaison counsel currently are pending before the Arizona court.”

The following subsection is hereby added after the first paragraph under “Additional Information”:

“Amendment to Merger Agreement

On June 22, 2012 the Company announced the execution by Purchaser of a senior notes note purchase agreement and Purchaser’s entry into a credit agreement relating to the financing of the Offer and the Merger. In connection therewith, on June 22, 2012, the Company, Parent and Purchaser entered into an amendment (the “Agreement Amendment”) to the Merger Agreement. Pursuant to the Agreement Amendment, it is no longer a condition precedent to the completion of the Offer that Purchaser receive any debt financing proceeds. In addition, the Agreement Amendment provides Purchaser with the right to extend (or re-extend) the Offer and the expiration date of the Offer for one or more periods, in consecutive increments of up to ten business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree), provided that if the proceeds of the committed debt financing (or the proceeds of any alternative debt financing obtained in accordance with the terms of the Merger Agreement) have been received by Purchaser or Parent or would be received by Purchaser or Parent at the Offer closing or the Merger closing, as applicable, Purchaser shall only have a one-time right to extend (or re-extend) the Offer and such extension shall be for a period of not less than five business days. In addition, the Company will have the right to require Purchaser to extend the Offer beyond the expiration date if the proxy statement has not been cleared by the SEC prior to such expiration date and all of the Offer conditions have been satisfied or, to the extent waivable, have been waived by Purchaser or Parent, but the proceeds of the committed debt financing (or the proceeds of any alternative debt financing obtained in accordance with the terms of the Merger Agreement) have not been received by Purchaser or Parent or would not be received by Purchaser or Parent at the Offer closing or the Merger closing, as applicable, and neither Purchaser nor Parent has exercised the right to extend (or re-extend) the Offer prior to such time.

The foregoing description of the Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Agreement Amendment, which is filed as Exhibit (e)(15) to the Statement and is incorporated herein by reference.”

ITEM 9.	EXHIBITS

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibits thereto:

Exhibit No.	Description

(a)(5)(W)	Press Release issued by P.F. Chang’s China Bistro, Inc. on June 22, 2012 (incorporated by reference to Exhibit 99.1 to the P.F. Chang’s China Bistro, Inc. Current Report on Form 8-K filed with the SEC on June 22, 2012).

(a)(5)(X)	Joint Press Release issued by P.F. Chang’s China Bistro, Inc. and Centerbridge Partners, L.P. on June 22, 2012 (incorporated by reference to Exhibit 99.2 to the P.F. Chang’s China Bistro, Inc. Current Report on Form 8-K filed with the SEC on June 22, 2012).

(e)(15)	Amendment No. 1 to Agreement and Plan of Merger, dated June 22, 2012, by and among Wok Parent LLC, Wok Acquisition Corp. and P.F. Chang’s China Bistro, Inc. (incorporated by reference to Exhibit 2.1 to the P.F. Chang’s China Bistro, Inc. Current Report on Form 8-K filed with the SEC on June 22, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

P.F. CHANG’S CHINA BISTRO, INC.

By:	/s/ Richard L. Federico
Name:	Richard L. Federico
Title:	Chairman and Chief Executive Officer

Dated: June 22, 2012